EXHIBIT 99.1

DiVall Insured Income Properties 2, L.P.

QUARTERLY NEWS	May 15, 2013

A Publication of The Provo Group, Inc.	FIRST QUARTER 2013

ADVISORY BOARD ACCELERATES % RENT PAYOUT TIMING

After considerable discussions with your Advisory Board, we have decided to change our distribution method for percentage rents, which have become a progressively more significant part of total revenues. Previously, except for percentage rents, we have maintained a policy of only distributing cash for the actual quarter received. In other words, if Q2 ended June 30, but we received sales proceeds on July 10 (or in Q3), even though Q2 distribution wasn’t made until August 15; we distributed the proceeds on November 15 with the balance of the Q3 distribution.

Our percentage rents are substantially received in Q1 for the prior year, but we have generally paid such rents out evenly over the four subsequent periods to eliminate investor confusion from significant fluctuations from continuing operations. Due to the growing significance of the percentage rents, we have concluded it is in the investor’s best interest to receive the percentage rents in their entirety during the quarter received instead of ratably throughout the year. This has the added benefit of not creating the opportunity for a new unit purchaser to benefit from percentage rent distributions actually earned in the prior year by the unit seller.

Accordingly, we will be distributing $575,000 for Q1, including $465,000 of percentage rents. Obviously, the remaining three quarters of distributions for 2013 will be dramatically lower without the inclusion each quarter of 25% of the percentage rents earned for the prior year.

DISTRIBUTION HIGHLIGHTS …

$575, 000 ($12.42 per unit) will be distributed for the first quarter of 2013, including $465,000 ($10.05 per unit) of percentage rents.

Between $1,629.97 and $1,480.79 is the range of cumulative total distributions per unit from the first unit sold to the last unit sold before the offering closed (3/90), respectively. (Distributions are from both adjusted cash flow from operations and “net” cash activity from financing and investing activities).

Based on current projections, the Partnership anticipates distributing an aggregate of $950,000 ($20.53 per unit) from adjusted operating cash flows and “net” cash activity from investing and financing activities for the four quarters of 2013. We are not projecting any property sales in 2013.

ADDITIONAL FINANCIAL INFORMATION CAN BE ACCESSED …

For further Quarterly 2013 unaudited financial information, see the Partnership’s interim financial reports filed on Form 10-Q. A copy of these filings and other public reports can be viewed and printed free of charge at the Partnership’s website at www.divallproperties.com or at the SEC’s website at www.sec.gov. The Partnership’s 2012 Annual Report on Form 10-K was filed with the SEC on March 22, 2013; the report can also be accessed via the websites.

FORWARD LOOKING STATEMENTS

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Investors are cautioned not to place undue reliance on forward-looking statements, which reflect the Partnership’s management’s view only as of May 1, 2013, the date this newsletter was sent for printing and mail assembly The Partnership undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this newsletter include changes in general economic conditions, changes in real estate conditions and markets, inability of current tenants to meet financial obligations, inability to obtain new tenants upon the expiration of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow.

SEE INSIDE
Property Highlights	2
Questions & Answers	2
Contact Information	2

PAGE 2	DIVALL 2 QUARTERLY NEWS	1 Q 13

MT. PLEASANT, SC CONDEMNATION PROCEEDINGS UPDATE

Subsequent to the quarter ended March 31, 2013, the partnership settled with the County of Charleston, S.C., in the condemnation matter with respect to the partial taking of land for road improvements impacting our Wendy’s property in Mt. Pleasant, S.C. The County’s initial offer in 2010 was $177,000. The final settlement was $871,000. Our contingent legal fees are $145,000. The release of these funds is pending an apportionment resolution between the landlord and tenant. We expect to have a hearing before a County Master-in-Equity. We have no estimate of the outcome of the apportionment or the timing of a release of funds.

QUESTIONS & ANSWERS

• When can I expect to receive my next distribution mailing?

Your distribution correspondence for the Second Quarter of 2013 is scheduled to be mailed on August 15, 2013.

• When can I expect to receive my Partnership K-1?

According to IRS regulations, Management is not required to mail K-1’s until April 15th, 2013. The 2012 K-1’s were mailed in the first week March of 2013.

• What was the estimated December 31, 2012 Net Unit Value (“NUV”)?

Management had estimated the December 31, 2012 Net Unit Value of each interest of the Partnership to approximate $340, as noted in the letter mailed to investors on February 15, 2013. Please note that the estimated year-end NUV should be adjusted (reduced) for any subsequent property sale(s) or applicable impairment write-downs during the following year. As with any valuation methodology, the General Partner’s methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated NUV. Accordingly, with respect to the estimated NUV, the Partnership can give no assurance that:

•	an investor would be able to resell his or her units at this estimated NUV;

•	an investor would ultimately realize distributions per unit equal to the Partnership’s estimated NUV per unit upon the liquidation of all of the Partnership’s assets and settlement of its liabilities;

•	the Partnership’s units would trade at the estimated NUV per unit in a secondary market; or

•	the methodology used to estimate the Partnership’s NUV per unit would be acceptable to FINRA or under ERISA for compliance with their respective reporting requirements.

• How can I obtain hard copies of Quarterly and Annual Reports or other SEC filings?

Please visit the Investor Relations page at the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.

• What is the meaning of the word “Insured” in the name of this investment?

In the offering materials from the late 1980’s, sponsored by the former general partners, there was a representation (but no “guarantee”) that the Partnership would seek to insure rents from vacant properties. Although, there was some initial availability of very restrictive and limited (one year) insurance, that availability vanished in the early 1990’s.

In other words, the former general partners were “fast and loose” with professing the concept of “Insured” and the next and final partnership they sold did not use the term in the investment’s name.

• How do I have a question answered in the next Newsletter?

Please e-mail your specific question to Lynette DeRose at lderose@tpgsystems.com or visit the Investor Relations page at www.divallproperties.com.

• I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

• If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations at the address and/or number(s) listed below.

CONTACT INFORMATION

MAIL:	DiVall Investor Relations	PHONE:	1-800-547-7686
	c/o Phoenix American Financial Services, Inc.	FAX:	1-415-485-4553
2401 Kerner Blvd.
San Rafael, CA 94901